Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

as of December 31, 2012

Subsidiary Name	State or Country of Incorporation

Electric Transportation Engineering Corporation; DBA ECOtality North America	Arizona

Portable Energy De Mexico, S.A. DE C.V.	Mexico

Ecotality Stores, Inc.; DBA Fuel Cell Store	Nevada

ETEC North, LLC	Delaware

G.H.V. Refrigeration, Inc.	California

The Clarity Group, Inc.	Arizona

Ecotality Australia Pty Ltd.	Australia

Ecotality Asia Pacific Ltd	Hong Kong